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______________________________________________________________________
1401 McKinney, Suite 2400 (77010-4035) · Post Office Box 42807 · Houston, Texas 77242-2807
Phone 713.759.2600

Robert L. Hayter
Assistant Corporate Secretary

December 12, 2007

VIA EDGAR

Carmen Moncada-Terry, Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Halliburton Company
Definitive Proxy Statement on Schedule 14A
Filed April 2, 2007
File No. 001-003492

Dear Ms. Moncada-Terry:

Please accept this letter as confirmation that you have approved an extension of time for Halliburton to respond to the SEC Comment Letter issued on December 6, 2007.  The new deadline for the Company’s response is January 20, 2008.

Please contact me if you need further information, and thank you for your professional courtesies and attention relative the additional time requested.

Sincerely,

                         /s/ Robert. L. Hayter

Robert L. Hayter

R:\LEGAL\PROXY\2007 Proxy\Extension Ltr re 2007 proxy stmt second comment.doc